UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Belk, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Class A Common Stock, $0.01 Par Value
Class B Common Stock, $0.01 Par Value
(Title of Class of Securities)
Class A — 07784H109
Class B — 07783B103
(CUSIP Number of Class of Securities)

Ralph A. Pitts
Executive Vice President,
General Counsel	With a Copy to:
and Corporate Secretary	John D. Capers, Jr.
Belk, Inc.	King & Spalding LLP
2801 West Tyvola Road	1180 Peachtree Street
Charlotte, NC 28217-4500	Atlanta, GA 30309
(704) 357-1000	(404) 572-4600
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$74,880,000	$5338.94
*Calculated solely for the purpose of determining the filing fee. This calculation assumes the purchase of 2,880,000 shares at $26.00 per share.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration Number: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
     This issuer Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Belk, Inc., a Delaware corporation, in connection with its offer to purchase up to 2,000,000 shares of its Class A common stock, $0.01 par value per share, and up to 880,000 shares of its Class B common stock, $0.01 par value per share. Belk, Inc. is offering to purchase these shares at a price of $26.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2010, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended.
     The information contained in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.

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Item 1. Summary Term Sheet.
     The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address
     The subject company is Belk, Inc., a Delaware corporation (“Belk”). The address of Belk’s principal executive office is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number is (704) 357-1000. The information set forth in “Section 9. Certain Information about Belk” of the Offer to Purchase is incorporated herein by reference.
(b) Securities
     The subject securities are Class A and Class B common stock, $0.01 par value per share, of Belk. The number of shares of the Class A common stock outstanding on April 9, 2010 was 46,905,134. The number of shares of the Class B common stock outstanding on April 9, 2010 was 1,392,192. The total number of shares of Class A and Class B common stock outstanding on April 9, 2010 was 48,297,326.
(c) Trading Market and Price
     There is no established trading market for either Class A common stock or Class B common stock. In fiscal year 2010, there were limited and sporadic quotations of bid and ask prices for the Class A common stock and the Class B common stock in the Pink Sheets and on the OTC Bulletin Board under the symbols “BLKIA” and “BLKIB,” respectively. Certain information about recent sales prices of Belk’s common stock is set forth in “Section 7. Price Range of Shares; Dividends” of the Offer to Purchase and is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) The filing person to which this Schedule TO relates is the subject company, Belk. For information about Belk, see Item 2(a) above.
     The following table lists each person specified in Instruction C to Schedule TO. The address and telephone number of each person is the same as Belk’s in Item 2(a) above.

Name	Title
Thomas M. Belk, Jr.	Chairman of the Board and Chief Executive Officer
H.W. McKay Belk	Director, President and Chief Merchandising Officer
John R. Belk	Director, President and Chief Operating Officer
J. Kirk Glenn, Jr.	Director
John A. Kuhne	Director
Elizabeth Valk Long	Director
Thomas C. Nelson	Director
John R. Thompson	Director
John L. Townsend, III	Director
Kathryn Bufano	President, Merchandising and Marketing
Ralph A. Pitts	Executive Vice President, General Counsel and Secretary
Brian T. Marley	Executive Vice President and Chief Financial Officer

Item 4. Terms of the Transaction.
(a) Material Terms
     The information about the terms of the transaction set forth in the “Summary Term Sheet,” “Section 1. Number of Shares; Proration,” “Section 2. Tenders by Owners of Fewer than 100 Shares,” “Section 3. Procedure for Tendering Shares,” “Section 4. Withdrawal Rights,” “Section 5. Acceptance for Payment of Shares and Payment of Purchase Price,” “Section 6. Certain Conditions of the Offer,” “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase,” “Section 11. Source and Amount of Funds,” “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 13. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act,” “Section 14. Legal Matters; Regulatory Approvals,” “Section 15. Material United States Federal Income Tax Consequences,” “Section 16. Extension of the Offer; Termination; Amendments,” “Section 17. Solicitation Fees and Expenses,” and “Section 18. Miscellaneous” of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.
(b) Purchases
     There is no restriction on Belk’s directors and executive officers participating in the Offer. We do not presently know whether Belk’s directors and executive officers intend to tender their beneficially owned shares, nor do we presently know the intentions of affiliates of Belk who are not directors or executive officers. See “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase for a more detailed discussion of the interests of insiders or affiliates in the transaction. The percentage of shares owned by the non-tendering executive officers and directors of Belk will increase after the Offer has been completed. See “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” of the Offer to Purchase for a more detailed discussion of the effects of the Offer.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities
     The information set forth in “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes
     The information set forth in “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” of the Offer to Purchase is incorporated herein by reference.
(b) Use of Securities Acquired
     The information set forth in “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” of the Offer to Purchase is incorporated herein by reference.
(c) Plans
     The information set forth in “Section 13. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act” of the Offer to Purchase is incorporated herein by reference.

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Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds
     The information set forth in “Section 11. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b) Conditions
     The information set forth in “Section 6. Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.
(d) Borrowed Funds
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership
     The information set forth in “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.
(b) Securities Transactions
     The information set forth in “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations
     The information set forth in “Section 17. Solicitation Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
(a) Financial Information
     Not applicable.
(b) Pro Forma Information
     Not applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings
     (1) The information set forth in “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.
     (2) The information set forth in “Section 14. Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

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     (3) Not applicable.
     (4) Not applicable.
     (5) To the knowledge of Belk, no material legal proceedings relating to the tender offer are pending.
(b) Other Material Information
     None.
Item 12. Exhibits.

(a)(1)	Form of Offer to Purchase, dated April 21, 2010.

(a)(2)	Form of Letter of Transmittal, together with IRS Form W-9.

(a)(3)	Form of Letter to Stockholders of Belk from Thomas M. Belk, Jr., Chairman and Chief Executive Officer, dated April 21, 2010.

(a)(4)	Form of Notice of Guaranteed Delivery.

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 21, 2010.

(a)(6)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7)	Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of January 30, 2010, prepared by Willamette Management Associates.

(b)	Not applicable.

(d)(1)	Belk, Inc. 2000 Incentive Stock Plan (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K, filed on April 28, 2000).

(d)(2)	Belk, Inc. Revised Executive Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Belk’s Quarterly Report on Form 10Q, filed on June 12, 2008).

(d)(3)	Belk, Inc. CFO Incentive Plan (incorporated by reference to Exhibit 10.1.3 of Belk’s Annual Report on Form 10-K, filed on April 13, 2006).

(d)(4)	Belk, Inc. 2010 Incentive Stock Plan (incorporated by reference to Exhibit A of Belk’s Proxy Statement for the Annual Meeting of Shareholders, filed on April 21, 2010).

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 21, 2010

Belk, Inc.
By:	/s/ Ralph A. Pitts
Name Ralph A. Pitts
	Title:	Executive Vice President, General Counsel and Corporate Secretary

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Form of Offer to Purchase, dated April 21, 2010.

(a)(2)	Form of Letter of Transmittal, together with IRS Form W-9.

(a)(3)	Form of Letter to Stockholders of Belk from Thomas M. Belk, Jr., Chairman and Chief Executive Officer, dated April 21, 2010.

(a)(4)	Form of Notice of Guaranteed Delivery.

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 21, 2010.

(a)(6)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7)	Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of January 30, 2010, prepared by Willamette Management Associates.

(b)	Not applicable.

(d)(1)	Belk, Inc. 2000 Incentive Stock Plan (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K, filed on April 28, 2000).

(d)(2)	Belk, Inc. Revised Executive Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Belk’s Quarterly Report on Form 10Q, filed on June 12, 2008).

(d)(3)	Belk, Inc. CFO Incentive Plan (incorporated by reference to Exhibit 10.1.3 of Belk’s Annual Report on Form 10-K, filed on April 13, 2006).

(d)(4)	Belk, Inc. 2010 Incentive Stock Plan (incorporated by reference to Exhibit A of Belk’s Proxy Statement for the Annual Meeting of Shareholders, filed on April 21, 2010).

(g)	Not applicable.

(h)	Not applicable.